FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2004
                                 12 November 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                           Form 20-F X    Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                               Yes         No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX

EXHIBIT NO. 1 Excerpt from the announcement made by British Sky Broadcasting Group plc of its financial results for the three months ended 30 September 2004


British Sky Broadcasting Group plc

Consolidated Profit and Loss Account for the three months ended
30 September 2004



                                                                                  2004/05                            2003/04
                                                                                    Three                              Three
                                                                                   months      Before                 months
                                                                                 ended 30    goodwill    Goodwill   ended 30
                                                                                September         and         and  September
                                                          Before                     2004 exceptional exceptional       2003
                                                        goodwill     Goodwill       Total       items       items       Total
                                                            GBPm         GBPm        GBPm        GBPm        GBPm       GBPm
                                             Notes   (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)

Turnover: Group and share of joint
ventures' turnover                                           959            -         959         871           -        871
Less: share of joint ventures' turnover                     (19)            -        (19)        (21)           -       (21)
Group turnover                                 1             940            -         940         850           -        850
----------------------------------------------------------------------------------------------------------------------------
Operating expenses, net                        2           (750)         (29)       (779)       (699)        (29)      (728)
----------------------------------------------------------------------------------------------------------------------------
Operating profit                                             190         (29)         161         151        (29)        122
----------------------------------------------------------------------------------------------------------------------------
Share of joint ventures' and associates'
operating results                                              1            -           1           3           -          3
Amounts written back to fixed asset
investments, net                               3               -            -           -           -          25         25
Profit on ordinary activities before
interest and taxation                                        191         (29)         162         154         (4)        150
----------------------------------------------------------------------------------------------------------------------------
Interest receivable and similar income                         7            -           7           1           -          1
Interest payable and similar charges                        (22)            -        (22)        (24)           -       (24)
Profit on ordinary activities before
taxation                                                     176         (29)         147         131         (4)        127
----------------------------------------------------------------------------------------------------------------------------
Tax on profit on ordinary activities                        (54)            -        (54)        (37)           -       (37)
Profit on ordinary activities after taxation                 122         (29)          93          94         (4)         90
----------------------------------------------------------------------------------------------------------------------------
Equity dividends                                                                        -                                  -
Retained profit for the period                                                         93                                 90
----------------------------------------------------------------------------------------------------------------------------
Earnings per share - basic                                                           4.8p                               4.6p
----------------------------------------------------------------------------------------------------------------------------
Earnings per share - diluted                                                         4.8p                               4.6p
----------------------------------------------------------------------------------------------------------------------------


Notes:

1.       Turnover

                                                                                              2004/05       2003/04
                                                                                         Three months  Three months
                                                                                                ended         ended
                                                                                         30 September  30 September
                                                                                                 GBPm          GBPm
                                                                                          (unaudited)   (unaudited)

DTH subscribers                                                                                   697           628
Cable subscribers                                                                                  52            52
Advertising                                                                                        72            64
Sky Bet (i)                                                                                        59            50
Sky Active (i)                                                                                     22            25
Other                                                                                              38            31
                                                                                                  940           850
--------------------------------------------------------------------------------------------------------------------

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues -
"Sky Bet" - and other interactive revenues - "Sky Active", and the prior year comparatives have been re-analysed accordingly.


2.       Operating expenses, net


                                                                  2004/05                                   2003/04
                                                             Three months                              Three months
                                                                    ended                                     ended
                                       Before                30 September        Before                30 September
                                     goodwill      Goodwill         Total      goodwill      Goodwill         Total
                                         GBPm          GBPm          GBPm          GBPm          GBPm          GBPm
                                  (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)

Programming (i)                           383             -           383           367             -           367
Transmission and related
functions (i)                              44             -            44            43             -            43
Marketing                                 109             -           109            98             -            98
Subscriber management                      91             -            91            80             -            80
Administration                             69            29            98            64            29            93
Betting                                    54             -            54            47             -            47
                                          750            29           779           699            29           728
--------------------------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP5 million (2003/04 three months ended 30 September: GBP5 million) receivable from the disposal of programming rights not acquired for use by the Group and GBP7 million (2003/04 three months ended 30 September: GBP8 million) in respect of the provision to third party broadcasters of spare transponder capacity.


3.       Exceptional items

Prior Year

On 30 September 2003, the Group reduced its provision against its minority equity investments in football clubs by GBP33 million, due to the disposal of its investment in Manchester United plc in October 2003, for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP8 million. The reduction of GBP33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment in Manchester United plc and profit on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance". The increase of GBP8 million in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

4.       Basis of preparation

The Consolidated Profit and Loss Account presentation includes the Group's results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 November 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary